Filed Pursuant to Rule 433

Registration Statement No. 333-191486

Dated October 1, 2013

Southwest Gas Corporation

$250,000,000 4.875% SENIOR NOTES DUE 2043

Final Term Sheet

October 1, 2013

Issuer:	Southwest Gas Corporation
Title of Securities:	4.875% Senior Notes due 2043
Security Type:	Senior Unsecured Fixed Rate Notes
Ratings[1]:	Baa1 (stable) by Moody’s Investors Service, Inc. A- (stable) by Standard & Poor’s Ratings Services A (stable) by Fitch Ratings Ltd.
Format:	Registered with the Securities and Exchange Commission
Trade Date:	October 1, 2013
Settlement Date (T+3):	October 4, 2013
Maturity Date:	October 1, 2043
Aggregate Principal Amount Offered:	$250,000,000
Net Proceeds:	$247,617,500 (after underwriting discount and before an estimated $500,000 of offering expenses)
Benchmark Treasury:	2.875% due May 15, 2043
Benchmark Treasury Yield:	3.755%
Spread to Benchmark:	T+112.5 basis points
Re-offer Yield:	4.88%
Coupon:	4.875% per annum
Price to the Public (Issue Price):	99.922%
Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, beginning on April 1, 2014
Redemption Provisions:	At any time prior to April 1, 2043, at a discount rate of Treasury rate plus 20 basis points; and on or after April 1, 2043, 100% of the principal amount plus accrued and unpaid interest to the redemption date
CUSIP / ISIN:	844895 AW2 / US844895AW27
Minimum Denomination:	$2,000, and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	KeyBanc Capital Markets Inc. Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Wells Fargo Securities, LLC Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

[1]	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. These documents are publicly available by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling KeyBanc Capital Markets Inc. toll free at (866) 227-6479, Mitsubishi UFJ Securities (USA), Inc. toll free at (877) 649-6848, or U.S. Bancorp Investments, Inc. toll free at (877) 558-2607.